Exhibit 99.2

Notice to Owners of Ordinary Shares

CollPlant Biotechnologies Ltd.

Proxy/Voting Card

Owners of record on April 4, 2022 (the “Record Date”) of ordinary shares of CollPlant Biotechnologies Ltd. (the “Company”) are hereby notified of an upcoming annual and extraordinary general meeting of the Company to be held on May 2, 2022 in Israel (the “Meeting”).

Shareholders registered in the Company’s shareholders register may vote through the proxy card, which also serves as their voting card, by completing, dating, signing and sending the proxy to the Company’s offices so that it is received by the Company no later than May 2, 2022, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register in Israel who vote their ordinary shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

CollPlant Biotechnologies Ltd.

Dated: March 25, 2022

annual and ExtraordinaRy GENERAL MEETING OF

COLLPLANT BIOTECHNOLOGIES LTD.

TO: CollPlant Biotechnologies Ltd.

Fax Number: +972-73-232-5602

Email: eran@collplant.com

Telephone Number: +972-73-232-5600

Annual and Extraordinary General Meeting to be held on May 2, 2022

FROM:__________________________________________________________________

Company/Individual Name

SIGNATURE:_______________________________________________________________

Authorized Signatory Name, Signature/Medallion

CONTACT INFO: ____________________________________________________________

Telephone/Fax Number, E-mail Address

TOTAL NUMBER OF ORDINARY SHARES

HELD AS OF April 4, 2022: _________________________________________________

NUMBER OF ORDINARY SHARES BEING VOTED: ____________________________________

DATE: ________________________, 2022

CollPlant Biotechnologies Ltd.

Annual and Extraordinary General Meeting

May 2, 2022

The above-noted holder of ordinary shares of CollPlant Biotechnologies Ltd. (the “Company”) hereby requests and instructs Mr. Rotem to endeavor insofar as practicable, to vote or cause to be voted the number of ordinary shares held as of close of business on April 4, 2022 at the Annual and Extraordinary General Meeting of the Company to be held in Israel on May 2, 2022 at 10:00 a.m. Israel time in respect of the following resolutions:

THIS FORM MUST BE RECEIVED COMPLETED BY

06:00 A.M. ISRAEL TIME ON MAY 2, 2022 TO BE VALID

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF

COLLPLANT BIOTECHNOLOGIES LTD.

1. To approve the re-election, and, in the case of the latter, the election of Dr. Roger Pomerantz, Dr. Abraham (Avri) Havron, Joseph Zarzewsky, Hugh Evans and Alisa Lask to the board of directors of the Company (the “Board of Directors”), each until the next annual general meeting of shareholders.
1a. Re-election of Dr. Roger Pomerantz to the Company’s Board of Directors. ☐ FOR ☐ AGAINST ☐ ABSTAIN
1b. Re-election of Dr. Abraham (Avri) Havron to the Company’s Board of Directors. ☐ FOR ☐ AGAINST ☐ ABSTAIN
1c. Re-election of Joseph Zarzewsky to the Company’s Board of Directors. ☐ FOR ☐ AGAINST ☐ ABSTAIN
1d. Re-election of Hugh Evans to the Company’s Board of Directors. ☐ FOR ☐ AGAINST ☐ ABSTAIN
1e. Election of Alisa Lask to the Company’s Board of Directors. ☐ FOR ☐ AGAINST ☐ ABSTAIN

2. To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

☐ FOR     ☐ AGAINST     ☐ ABSTAIN

3. To approve a new compensation policy for the Company’s directors and officers, in accordance with the requirements of the Israeli Companies Law of 1999. ☐ FOR ☐ AGAINST ☐ ABSTAIN
3a. Do you have a personal interest in the approval of Proposal 3 or are you a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 3)?

☐ YES ☐ NO

4. To approve an amendment to the directors’ compensation terms, subject to the approval of Proposal No. 3. ☐ FOR ☐ AGAINST ☐ ABSTAIN

5. To approve the grant of options exercisable into ordinary shares of the Company to the Company’s directors, subject to the approval of Proposals No. 1 and 3. ☐ FOR ☐ AGAINST ☐ ABSTAIN

6. To approve an increase in the monthly base salary of the Company’s CEO’s, Yehiel Tal, subject to the approval of Proposal No. 3. ☐ FOR ☐ AGAINST ☐ ABSTAIN

6a. Do you have a personal interest in the approval of Proposal 6 or are you a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 6)?

☐ YES ☐ NO

7. To approve the grant of options exercisable into ordinary shares of the Company to the Company’s CEO, Yehiel Tal. ☐ FOR ☐ AGAINST ☐ ABSTAIN

7a. Do you have a personal interest in the approval of Proposal 7 or are you a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 7)?

☐ YES ☐ NO

8. To approve an increase in the monthly base salary of the Company’s Deputy CEO and CFO, Eran Rotem, subject to the approval of Proposal No. 3. ☐ FOR ☐ AGAINST ☐ ABSTAIN

8a. Do you have a personal interest in the approval of Proposal 8 or are you a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 8)?

☐ YES ☐ NO

End of resolutions

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